

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Sam Altman
Chief Executive Officer
AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019

      Re: AltC Acquisition Corp.
          Amendment No. 1 to Registration Statement on Form S-4
          Filed November 13, 2023
          File No. 333-274722

Dear Sam Altman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

Amendment No. 1 to Form S-4 filed November 13, 2023

Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page 31

1.   We note your revised disclosure to prior comment 4. Please revise to also provide the name and date of the International Energy Agency report.

Risk Factors
Risks Related to AltC and the Business Combination
There are risks to unaffiliated investors by taking Oklo public through a merger rather than through an underwritten offering., page 112

2.   We note your response to our prior comment 10 and re-issue it in part. Please revise your risk factor to clarify that while Citigroup Global Markets Inc., in its capacity as capital markets advisor to the Company, has conducted certain due diligence in connection with the transaction, they are not subject to the same standard as an underwriter that would

have potential liability for any material misstatements or omissions in a registration statement. Please also revise your disclosure on page 171 to disclose that Citigroup conducted due diligence on the transaction in its role as capital markets advisor.

Background of the Transactions, page 166

3.   We note your revised disclosure in response to prior comment 14. Please expand to disclose the financial information applied and compared to determine the pre-money equity for Oklo, including the estimated trading multiples of the selected publicly traded companies that the proposed pre-money equity for Oklo and implied multiples derived therefrom were compared against. Also disclose the implied multiples of Oklo to which the multiples of the selected publicly traded companies were compared.

Proposal No. 1 - The Business Combination Proposal
Background of the Transactions, page 166

4.   We note your response to our prior comment 13 and re-issue it in part. You state that prior to AltC's engagement with Oklo, no target evaluated was deemed to fit AltC's criteria. Please further describe the reasons you did not further consider pursuing any alternative targets.

Index to Consolidated Financial Statements, page F-1

5.   Please revise to provide financial statements of AltC and Oklo covering the quarter ended September 30, 2023 to comply with Rule 8-08 of Regulation S-X.

Please also update other financial information throughout the document, including but not limited to MD&A and the pro forma financial information, to also encompass the recently completed interim period.

General

6.   We note your response to our prior comment 19 indicating that you received formal notice from each of BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC noting that such party is not involved with the business combination and waiving its right to its portion of the deferred underwriting fees. Please provide us with the formal notices relating to each party's resignation.

7.   Please describe what relationship existed between BofA Securities, Goldman Sachs and J.P. Morgan and AltC Acquisition Corp. after the close of the IPO, including any financial or merger-related advisory services conducted by each of these firms. For example, clarify whether the firms had any role in the identification or evaluation of business combination targets.

8.   Tell us whether BofA Securities, Goldman Sachs or J.P. Morgan was involved in the preparation of any disclosure that is included in the Form S-4 registration statement,

including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify, if true, that each of the firms claim no role in the SPAC's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

9. Please tell us whether you are aware of any disagreements with BofA Securities, Goldman Sachs and J.P. Morgan regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that these firms were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the firms are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

10. Disclose whether BofA Securities, Goldman Sachs or J.P. Morgan provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why these firms are waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the firms have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Please contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at 202-551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Barbra J. Broudy